Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 30, 2005 with respect to the financial statements and schedule of Cooper-Standard Holdings, Inc. as of December 31, 2004 and for the period from December 24, 2004 to December 31, 2004 (Successor) and the Automotive Segment of Cooper Tire and Rubber Co. as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and the period from January 1, 2004 to December 23, 2004 (Predecessor), included in the Registration Statement (Form S-1) and related prospectus of Cooper-Standard Automotive Inc. for the registration of 7% Senior Notes due 2012 and 8 ¾% Senior Subordinated Notes due 2014.

/s/ Ernst & Young LLP

Troy, Michigan
April 29, 2005